UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 0-19757

FRAME TECHNOLOGY CORPORATION

(Exact name of registrant as specified in its charter)

333 West San Carlos Street
San Jose, California  95110
Telephone: (408) 975-6799

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, no par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1

EXPLANATORY NOTE

Filed to correct the CIK number for the Form 15-12G originally filed on October 30, 1995.

Pursuant to the requirements of the Securities Exchange Act of 1934, Frame Technology Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 9, 2007	By:	/s/ Stuart Fagin
Stuart Fagin
Associate General Counsel and Assistant Secretary